Exhibit 99.1

MDJM LTD

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: UOKA)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of MDJM LTD (the “Company”) will be held on October 20, 2025, at 10:00 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, for the following purposes:

1	to increase the authorized share capital of the Company:

FROM: US$50,000.00 divided into 2,000,000 shares comprising of (i) 1,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.

TO: US$250,000,000.00 divided into 10,000,000,000 shares comprising of (i) 9,999,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.

The board of directors of the Company (“Board of Directors”) has fixed the close of business on September 25, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Subject to the provisions of the memorandum and articles of association (as amended) of the Company and to any restrictions imposed on any shares, only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2024 annual report, by submitting a request to ir@mdjmjh.com.

By Order of the Board of Directors,

/s/ Siping Xu
Siping Xu

Chairman of the Board of Directors

September 25, 2025

MDJM LTD

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

October 20, 2025

10:00 am Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of MDJM LTD (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on October 20, 2025, at 10:00 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on September 25, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than one-third of the votes held by all shareholders entitled to vote at the meeting throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date. Each holder of the Company’s Class B ordinary shares shall be entitled to fifty votes in respect of each Class B ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1	to increase the authorized share capital of the Company:

FROM: US$50,000.00 divided into 2,000,000 shares comprising of (i) 1,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.

TO: US$250,000,000.00 divided into 10,000,000,000 shares comprising of (i) 9,999,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.

The Board of Directors recommends a vote “FOR” Proposal No. 1.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@mdjmjh.com.

PROPOSAL NO. 1

THE INCREASE OF SHARE CAPITAL

The Board of Directors proposes to increase its authorized share capital from US$50,000.00 divided into 2,000,000 shares comprising of (i) 1,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each to US$250,000,000.00 divided into 10,000,000,000 shares comprising of (i) 9,999,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution of Shareholders that, with effect from 10:00 a.m. (Eastern Time) on October 20 , 2025:

(i)	to increase the authorized share capital of the Company:

FROM: US$50,000.00 divided into 2,000,000 shares comprising of (i) 1,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.

TO: US$250,000,000.00 divided into 10,000,000,000 shares comprising of (i) 9,999,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 1 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the votes cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE INCREASE OF SHARE CAPITAL.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

September 25, 2025	By order of the Board of Directors

/s/ Siping Xu
Siping Xu

Chairman of the Board of Directors